March 24, 2006

Mr. James S. Cardwell
Sibling Entertainment Group, Inc.
511 West 25<sup>th</sup> Street, Suite 503
New York, NY 10001

**Re:     Sibling Entertainment Group, Inc.**
**Form 10-KSB for the year ended June 30, 2005**
**Form 10-QSB for the quarterly period ended September 30, 2005**
**Commission File Number:  333-60958**

Dear Mr. Cardwell:

       We have reviewed your March 10, 2006 response letter and have the following comments.  Where expanded or revised disclosure is requested, you may comply with these comments in future filings.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.  We also ask you to provide us with supplemental information so we may better understand your disclosure.  Please be as detailed as necessary in your explanation.  We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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**Form 10-KSB for the Year Ended June 30, 2005**

Item 1. Description of Business

A. Business, page 4
1.  Refer to our previous comment 1.  Please revise your proposed disclosure as presented in your response to our previous comment to include a detailed discussion of the ownership percentage and role of your executive officers Mitchell Maxwell, Victoria Maxwell, and James Cardwell.

Item 6. Management's Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources, page 15

2. Refer to our previous comment 4.  Your proposed disclosure changes are acceptable for purposes of your amended document.  However, in subsequent filings, please provide these disclosures for each period for which a cash flow statement is presented.


Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-8
3. Refer to our previous comment 11.  With regard to your recognition policy for producer fees and office fees, it is unclear why you believe recognizing revenue at any date prior to capitalization would be appropriate.  Specifically, you state in your revenue recognition policy that you typically do not earn these fees until full capitalization, typically contingent upon actions of a third party.  Although fees may actually be paid to you prior to full capitalization in some instances, and although these fees are considered to be non-refundable, it appears that you would not have fully completed all of the services to be provided under the contractual arrangement.  Supplementally explain to us how such recognition would be congruent with the principles of SABs 101 and 104.  We may have further comment on your response.

4. With regard to box office revenues, please clarify the point in time at which you recognize ticket sale revenues.  Specifically, you state that you recognize ticket sale revenues upon the completion of each performance coinciding with the inability of the ticket holder to receive a refund from the non-performance or cancellation of the show and the company's responsibility to hold such funds in a trust to benefit the ticketholder.  Supplementally explain to us in what instances a performance would be cancelled and the ticket holder would not be entitled to a refund.  Please also revise your disclosure to explain, in general, your refund policy.  For example, if the ticketholder is entitled to a refund up to three days prior to a show, you should so state.  We may have further comment on your response.


Note 3 – Related Party Transactions

Share Exchange Agreement, page F- 11
5. Refer to our previous comment 13.  Given your complex and continuing interrelationship with SEI, please also expand your disclosures to describe the consideration you have given to the issue of common control in connection with the acquisition of SPI and to explain your conclusion that common control does not exist. We understand, from your explanation, that a group of shareholders and their family members do hold greater than a 50% interest in each

of these entities.  However, as you believe that no contemporaneous written evidence of an agreement to vote a majority of the entities' shares in concert exists between all of these shareholders, you do not consider the two entities to be under common control.  If our understanding is correct, please clarify this fact in your footnote.  In addition, disclose the actual (aggregate) percent voting interest held by this group in each entity.  Finally, if a voting agreement exists between some (but not all) of these shareholders, please quantify the voting interests subject to this agreement.

6.  Please revise your proposed disclosure presented in response to our previous comment 14 to include the pro forma disclosures required by paragraph 54 and 55 of SFAS 141.  In addition, it appears that a significant portion of the balance captioned "Due to Related Parties" was owed to you as payment for your previously rendered services.  If true, please disclose this fact and quantify the balance eliminated against your corresponding "Due from Related Party" balance.

7.  Refer to our previous comments 15 and 16.  Please provide us with a schedule of activity in the balance of other investments between June 30, 2005 and December 31, 2005.  Explain the reasons for the individual increases and decreases in the account balance.  As you were an investor in the Off-Broadway production of OATS which closed with a loss and did not earn any profits, please tell us when the production closed and when you wrote off the corresponding option.  Please also quantify the production related revenues and expenses and tell us how you accounted for them.  Finally, please advise us when you received cash payment for your services and as reimbursement for your production costs.  We may have further comments upon review of your response.

8.  As a related matter, please tell us when you wrote off your $2,500 investment in the Denver production of "Newsical the Musical."  If either of the above options have not been written off, provide detailed support and cite your basis in GAAP for your accounting.  Information about increases and decreases in the other investment balance should be provided in your filings on an ongoing basis.


Note 5 – Investment in Related Company Stock, page F-12

9.  Refer to our previous comment 18.  As SEI is not a public company, in support of your response please describe and quantify the volume and frequency of the sales of common shares to unrelated third parties between June 30, 2005 and the most recent practicable date.  Please include only sales of shares directly for cash in your schedule.

10. As a related matter, after reviewing your responses and your draft of revised disclosures, we continue to have concerns regarding your method of accounting for your investment in SEI.  As discussed in APB 18, in general influence tends to be more effective as the investor's percent of ownership in the voting stock of the investee increases.  However, ability to exercise significant influence over operating and financial policies of an investee may be

indicated in several other ways, as well.  As discussed in paragraph 17 of APB 18, other signs of ability to exercise significant influence include representation on the board of directors, participation in policy making processes, material intercompany transactions, interchange of managerial personnel and technological dependency.  Although common control may not technically exist, the significant commonality of shareholders, board members and executive officers, the transfers and sharing of assets and activities between SEGI and SEI and the magnitude of the intercompany transactions lead us to believe that you should be accounting for your investment in SEI using the equity method of accounting.  Further, given the relative significance of the investment in SEI to your financial statements, it appears that you also require the disclosures specified by Item 310 of Regulation S-B for significant equity investees.  Please revise or advise.

Note 6 – Investments in Options and Rights, page F-13

11. Refer to your response to our prior comment 19.  Please provide us with a schedule of activity in the options purchased balance between June 30, 2005 and December 31, 2005.  Explain the individual increases and decreases to the account balance.  Provide this information in your filings on an ongoing basis as well.

**Form 10-QSB for the Quarterly Period Ended September 30, 2005**

12. Refer to our previous comment 27.  Your subsequent events footnote (page F-14) states that on July 28, 2005 your consulting agreement with SEI was amended.  Monthly management fees paid to SEI were decreased "due to the change in employment of all employees from SEI to the Company."  Please expand your disclosures to clarify the reasons why any monthly management fees would be paid to SEI after such an occurrence.  Explain the nature of the management services SEI will provide to you, identify the individuals who will provide them and tell us who pays the regular salaries of these employees.  The current disclosure is confusing.  In this regard, we note that the significant employment agreements you entered into with Mitchell and Victoria Maxwell and James Cardwell in January 2006 permit these individuals to devote up to 10% of their professional working hours to SEI.  Please explain whether and how you are compensated for their services by SEI.

13. Also with respect to our previous comment 27, please revise your disclosure in future filings to include the information contained in this response in tabular form for clarity.

14. As a related matter, please refer to your Form 10-QSB for December 31, 2005.  Your financial statements indicate a significant increase in balances due from related parties to $87,975.  We assume that the entire balance is due from DCT.  Please advise and clarify the composition of the balance in future filings.  It also appears that DCT has not yet repaid the $20,000 loan associated with "Newsical the Musical."  Please tell us whether these balances have been paid as of the current date.  If they have not, please describe the profitability and

the liquidity of DCT as of the current date, support your apparent conclusion that these balances are current assets and tell us when payment is expected. Clarify the reasons why DCT has found it necessary to sell "notes held against real estate" in order to fund current operating expenses on an ongoing basis.

15. Finally, refer to Footnote 3 to the financial statements for June 30, 2005. You state that certain of SEGI's officers and directors are also officers and directors of DCT. Please tell us and disclose the number of DCT's officers and directors who are not related parties. In other words, tell us and disclose the percentage of the officers and of the directors of DCT who are related parties relative to you.

16. Refer to our previous comment 28. Please also advise us as to the identity of the party to whom the option payments are ultimately being made as previously requested and indicate whether or how the recipient is a related party or affiliate.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If an amendment is required, you may wish to provide us with marked copies of the amendment to expedite our review. Please ensure your response letter keys your responses to our comments and provides any requested supplemental information as this greatly facilitates our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions or me at 202-551-3211 with any concerns as I supervised the review of your filing.

Sincerely,

David R. Humphrey
Branch Chief